KLETT ROONEY LIEBER & SCHORLING

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

40TH FLOOR, ONE OXFORD CENTRE

PITTSBURGH, PENNSYLVANIA 15219-6498

Telephone: (412) 392-2000

Warren J. Archer (412) 392-2145	FACSIMILE: (412) 392-2128 E-MAIL: wjarcher@klettrooney.com

July 20, 2005

Mr. H. Christopher Owings

Assistant Director

Mail Stop 3561

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Re:	Shiwana, Inc.
Amendment No. 3 to Registration Statement on Form SB-2
Filed on June 10, 2005
File No. 333-118255

Dear Mr. Owings:

I am writing in response to your letter of July 7, 2005 to Tim R. Sensenig at Shiwana, Inc. (the “Company”) which sets forth certain comments on the subject Amendment No. 3 to the Company’s Registration Statement on Form SB-2 (the “Registration Statement”), For your convenience we have set forth below your comments followed by the Company’s responses.

As an initial matter, please note that the Company has decided not to register for sale any shares held by its current stockholders by means of the Registration Statement. Therefore, it has removed the previous references in the Registration Statement to sales by selling shareholders.

In addition, you should also note that the Company is today filing Amendment No. 4 to the Registration Statement (the “Amendment”). References in this letter to changes in the Amendment are references to material in Amendment No. 4, a marked copy of which is being provided to you by overnight delivery service.

Cover Page

1.	We note your response to comment 2 in our letter dated January 14, 2005. Please include the requested information on the cover page.

KLETT ROONEY LIEBER & SCHORLING

July 20, 2005

Response:	The cover of the prospectus has been revised to remove any reference to sales being made by persons other than officers of the Company. See the cover of the prospectus in the Amendment.

Prospectus Summary, page 4

2.	We note your response to comment 3 to our letter dated January 14, 2005. It is unclear where in the summary you have made the requested revisions. Please advise or revise to clarify that you have received minimal revenue to date and quantify your revenue.

Response:	We have revised the “Prospectus Summary” in accordance with the Comment. See “Prospectus Summary” on page 2 of the Amendment.

We intend to sell our services to customers outside the United States . . . page 23

3.	We note your response to comment 6 in our letter dated January 14, 2005. It is unclear where in this risk factor you have specified the services you intend to sell that are in demand outside of the United States. Please revise or advise.

Response:	The risk factor on potential foreign sales is intended to disclose to the potential investor the Company’s current strategic plan to market its services in foreign countries as such opportunities arise. Given the fact that it is a development stage company, the Company will certainly attempt to capitalize on any sales opportunity which presents itself. Further, the Company believes that there should be a market for its services with foreign companies. However, given its current financial condition, the Company has not engaged anyone to sell to foreign companies nor has it done any marketing studies in foreign countries. Therefore, it cannot state with certainty which of its services might find a market overseas. The risk factor has been revised to make clear that the Company has done no marketing research in foreign countries. See “Risk Factors, 2.3(L)” on page 10 of the Amendment.

We do not have any copyrights, and we have a limited ability to protect . . . page 28

4.	We note your response to comment 7 in our letter dated January 15, 2005. It is inappropriate to include language such as “we cannot assure you” in your risk factor disclosure. The real risk is the circumstances you describe, not your inability to give assurances. Also mitigating language is inappropriate when describing risks. Please revise or advise.

Response:	The risk factor has been revised in accordance with your comment. See “Risk Factor 2.4 (A)” on page 11 of the Amendment.

KLETT ROONEY LIEBER & SCHORLING

July 20, 2005

Background of Officers, Directors and Key Executives, page 64

5.	We note your response to comment 11 in our letter dated January 15, 2005. Please provide a brief business description for each of the officers, directors and key employees. For example, we note that you have included a significant amount of information about Mr. Bertiger’s work history related to satellite communications systems, including patent numbers. Please Revise.

Response:	The disclosure relating to Mr. Bertiger and his patents was included in the Registration Statement at the request of the Staff. However, we agree that it is excessive and not informative. Therefore, we have revised the section “Background of Officers, Directors and Key Executives” to conform to the requirements of Item 401 of Regulation S-B. Also in keeping with the history of the counterpart Item in Regulation S-K and the old proxy rules, we have included enough information about each person to inform the reader of the business activities of that person in the last five years and of their general business experience. See “Background of Officers, Directors and Key Executives” on page 31 of the Amendment.

Financial Statements for the Three Months Ending March 31, 2005, page 65

Note 1. Nature of Business and Significant Accounting Policies, page 69

Stock-based compensation, page 69

6.	Please disclose the pro forma basic and diluted earnings per share as if the fair value based method had been applied to all awards as required by paragraph 45.c(5) of FAS 123.

Response:	The requested disclosure has been added. See the table on page 48 of the Amendment.

Note 4. Stock Options, page 72

7.

Please expand your disclosure to include for each grant date, the fair value of the common stock and the intrinsic value, if any, per option. Indicate whether the valuation you used to determine the fair value was contemporaneous or respective. In addition, please expand Management’s Discussion and Analysis to disclose the intrinsic value of outstanding options, vested and unvested, based on the estimated initial public offering price. Further, discuss the factors, assumptions and methodologies you used in

KLETT ROONEY LIEBER & SCHORLING

July 20, 2005

determining fair value and the factors contributing to the difference between the fair value as of the date of each grant.

Response:	Footnote 4 has been revised (see Footnote 4 on page 50 of the Amendment) and Management’s Discussion and Analysis has been expended (see Management’s Discussion and Analysis on page 18 of the Amendment), as requested.

Financial Statements for the Year Ended December 31, 2004, page 75

Report of Independent Public Accounting Firm, page 76

8.	The report of the independent auditor is not signed. Please provide a signed audit report in a pre-effective amendment.

Response:	The report of the independent registered public accounting firm has been revised to include a conformed signature. See page 54 of the Amendment.

Determination of Offering Price, page 110

9.	We note your response to comment 15 in our letter dated January 14, 2005. You should more specifically discuss how the various factors listed led to the offering price of $1.80. For instance, you should discuss how you determined what a purchaser would be willing to pay for your shares.

Response:	We have revised “Determination of Offering Price” to state that, of the factors listed, the primary reason for setting the offering price at $1.80 is the Company’s need for cash. See “Determination of Offering Price” on page 67 of the Amendment. The Company’s belief that it can sell stock at that price is just that: a belief or rather a hope. The Company has no factual basis for its hope. Since there is no market for the Company’s stock, all it can do is make a guess, register the stock for sale and try to sell it. It is a problem faced by most small companies and is one of the things that makes capital formation so difficult.

Plan of Distribution, page 111

10.	We note that selling shareholders that are affiliates of the issuer are registering a substantial amount of shares in this offering and it appears that they are offering shares by or on behalf of the issuer. Please disclose that the selling shareholders are underwriters.

KLETT ROONEY LIEBER & SCHORLING

July 20, 2005

Response:	As indicated above, the Company has decided not to register for sale any shares owned by current stockholders. Thus, the material under “Plan of Distribution” has been revised to delete references to “selling shareholders”. See “Plan of Distribution” on page 68 of the Amendment.

Selling Shareholders, page 117

11.	We note your response to comment 16 in our letter dated January 14, 2005. Please include a column reflecting the amount of securities of the class owned by the selling security holders before the offering as required by Item 507 of Regulation S-B. Your revised disclosure includes a column indicating the amount of securities owned after the offering but not before. Please revise.

Response:	As indicated above, the Company has decided not to register for sale any shares owned by its current stockholders. Thus, the section “Selling Shareholders” has been deleted.

12.	We note your response to comment 17 in our letter dated January 14, 2005. Please indicate in this section whether any selling shareholder is an affiliated person of any broker or dealer. Please revise or advise.

Response:	As indicated above, the Company has decided not to register for sale any shares owned by its current stockholders. Thus, the section “Selling Shareholders” has been deleted.

Available Information, page 130

13.	We note your response to comment 12 in our letter dated January 14, 2005. The disclosure in your prospectus should be materially complete. Any reference to the contrary is inappropriate. The language in the first paragraph seems to indicate that the disclosure in your prospectus is not materially complete. Therefore, you should revise the language in your first paragraph, if true, to clarify that the disclosure in your prospectus is materially complete.

Response:	The section “Available Information” has been revised to remove any indication that information in the prospectus is not complete. See “Available Information” on page 81 of the Amendment. As revised, it now conforms to the similar statements made in literally hundreds, if not thousands, of prospectuses.

Exhibit 5.1

KLETT ROONEY LIEBER & SCHORLING

July 20, 2005

14.	We note your response to comment 19 in our letter dated January 14, 2005. Please note that we may have further comment after reviewing the revised opinion.

Response:	The opinion previously filed as Exhibit 5.1 will be refilled and dated as of the date of the final amendment to the Registration Statement. The Staff should anticipate that the opinion will be filed in exactly its current form, except for the date.

If you have any question concerning the foregoing or the Registration Statement generally, please contact the undersigned. Thank you for your assistance.

Very truly yours,

/s/ WARREN J. ARCHER
Warren J. Archer
For KLETT ROONEY LIEBER & SCHORLING
A PROFESSIONAL CORPORATION

WJA/dc